Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF

FIXED-TO-FLOATING RATE NON-CUMULATIVE PREFERRED STOCK, SERIES JJ

OF

BANK OF AMERICA CORPORATION

Bank of America Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, which authorize the issuance of not more than 100,000,000 shares of preferred stock, par value $0.01 per share, and pursuant to authority conferred upon the Preferred Stock Committee of the Board of Directors (the “Committee”) in accordance with Section 141(c) of the General Corporation Law of the State of Delaware (the “General Corporation Law”), the following resolutions were duly adopted by the Committee pursuant to the written consent of the Committee duly adopted on June 17, 2019, in accordance with Section 141(f) of the General Corporation Law:

RESOLVED, that, pursuant to the authority vested in the Committee and in accordance with the resolutions of the Board of Directors dated January 31, 2018, the provisions of the Amended and Restated Certificate of Incorporation, the By-laws of the Corporation, and applicable law, a series of Preferred Stock, par value $0.01 per share, of the Corporation be, and hereby is, created, and that the designation and number of shares of such series, and the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Section 1. Designation.

The designation of the series of preferred stock shall be “Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ” (the “Series JJ Preferred Stock”). Each share of Series JJ Preferred Stock shall be identical in all respects to every other share of Series JJ Preferred Stock. Series JJ Preferred Stock will rank equally with Parity Stock, if any, will rank senior to Junior Stock and will rank junior to Senior Stock, if any, with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares.

The number of authorized shares of Series JJ Preferred Stock shall be 40,000. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series JJ Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors or any duly authorized committee of the Board of Directors and by the filing of a certificate pursuant to the provisions of the General Corporation Law stating that such increase or decrease, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series JJ Preferred Stock.

Section 3. Definitions.

As used herein with respect to Series JJ Preferred Stock:

“Benchmark” means, initially, Three-Month LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if the Calculation Agent (after consulting with the Corporation) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Corporation or the Calculation Agent (after consultation with the Corporation) as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (if any) and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(5)

the sum of: (a) the alternate rate that has been selected by the Corporation or the Calculation Agent (after consultation with the Corporation) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Corporation or the Calculation Agent (after consultation with the Corporation) as of the Benchmark Replacement Date:

(1)

the spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body or determined by the Corporation or the Calculation Agent (after consultation with the Corporation) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Corporation or the Calculation Agent (after consultation with the Corporation) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, changes to (1) any Dividend Determination Date, Dividend Payment Date or Dividend Period, (2) the manner, timing and frequency of determining dividends on the Series JJ Preferred Stock and the conventions relating to such determination, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the Series JJ Preferred Stock, in each case that the Corporation or the Calculation Agent (after consulting with the Corporation) determines, from time to time, to be appropriate to reflect the implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Corporation or the Calculation Agent (after consulting with the Corporation decides that implementation of any portion of such market practice is not administratively feasible or determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Corporation or the Calculation Agent (after consulting with the Corporation) determines is appropriate).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Business Day” means, for the Fixed Rate Period, each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or in Charlotte, North Carolina; and, for the Floating Rate Period, each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or in Charlotte, North Carolina and is a London Banking Day, subject to change in accordance with Section 4(a) hereof in the event a Benchmark Transition Event and Benchmark Replacement Date have occurred.

“Calculation Agent” shall mean The Bank of New York Mellon Trust Company, N.A., or such other bank or entity (which may be an affiliate of the Corporation) as may be appointed by the Corporation to act as calculation agent for the Series JJ Preferred Stock during the Floating Rate Period.

“Capital Treatment Event” means the good faith determination by the Corporation that, as a result of any: (i) amendment to, clarification of, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any shares of the Series JJ Preferred Stock; (ii) proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any shares of the Series JJ Preferred Stock; or (iii) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the initial issuance of any shares of the Series JJ Preferred Stock, there is more than an insubstantial risk that the Corporation shall not be entitled to treat an amount equal to the full liquidation preference of all shares of the Series JJ Preferred Stock then outstanding as “additional Tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Board of Governors of the Federal Reserve System or other appropriate federal banking agency, as then in effect and applicable, for as long as any share of the Series JJ Preferred Stock is outstanding.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the Corporation or the Calculation Agent (after consulting with the Corporation) in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:

(2)

if, and to the extent that, the Corporation or the Calculation Agent (after consulting with the Corporation) determine that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by Corporation or the Calculation Agent (after consulting with the Corporation) giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate securities at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Depositary Company” shall have the meaning set forth in Section 6(d) hereof.

“Dividend Determination Date” shall have the meaning set forth below in the definition of Three-Month LIBOR in Section 4(a) hereof.

“Dividend Payment Date” means, for the Fixed Rate Period, June 20 and December 20 of each year, and for the Floating Rate Period, March 20, June 20, September 20, and December 20 of each year, subject to adjustment for non-Business Days as described in Section 4(a) hereof.

“Dividend Period” means the period from, and including, the date of issuance of the Series JJ Preferred Stock or any Dividend Payment Date to, but excluding, the next Dividend Payment Date, subject to adjustment as described in Section 4(a) hereof.

“DTC” means The Depository Trust Company, together with its successors and assigns.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Fixed Rate Period” shall have the meaning set forth in Section 4(a) hereof.

“Floating Rate Period” shall have the meaning set forth in Section 4(a) hereof.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor. If the Benchmark with respect to which the Interpolated Benchmark is being determined is Three-Month LIBOR, then the term “Benchmark” as used in clause (1) and (2) of the foregoing definition means the London interbank offered rate for deposits in U.S. dollars for the applicable periods specified in such clauses.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Junior Stock” means the Corporation’s common stock and any other class or series of stock of the Corporation now existing or hereafter authorized over which Series JJ Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in deposits in U.S. dollars) in London, England.

“Parity Stock” means the Corporation’s (a) 7% Cumulative Redeemable Preferred Stock, Series B, (b) Floating Rate Non-Cumulative Preferred Stock, Series E, (c) Floating Rate Non-Cumulative Preferred Stock, Series F, (d) Adjustable Rate Non-Cumulative Preferred Stock, Series G, (e) 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L, (f) 6% Non-Cumulative Perpetual Preferred Stock, Series T, (g) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series U, (h) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series V, (i) 6.625% Non-Cumulative Preferred Stock, Series W, (j) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series X, (k) 6.500% Non-Cumulative Preferred Stock, Series Y, (l) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series Z, (m) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series AA, (n) 6.200% Non-Cumulative Preferred Stock, Series CC, (o) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series DD, (p) 6.000% Non-Cumulative Preferred Stock, Series EE, (q) Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series FF, (r) 6.000% Non-Cumulative Preferred Stock, Series GG, (s) 5.875% Non-Cumulative Preferred Stock, Series HH, (t) Floating Rate Non-Cumulative Preferred Stock, Series 1, (u) Floating Rate Non-Cumulative Preferred Stock, Series 2, (v) Floating Rate Non-Cumulative Preferred Stock, Series 4, (w) Floating Rate Non-Cumulative Preferred Stock, Series 5, and (x) any other class or series of stock of the Corporation hereafter authorized that ranks on a par with the Series JJ Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Three-Month LIBOR, 11:00 a.m. (London time) on the relevant Dividend Determination Date, and (2) if the Benchmark is not Three-Month LIBOR, the time determined by the Corporation or the Calculation Agent (after consulting with the Corporation) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve and/or the Federal Reserve Bank of New York or any successor thereto.

“Reuters Screen Page “LIBOR01”” means the display on the Thomson Reuters Eikon service, or any successor or replacement service, on page LIBOR01, for the purpose of displaying London interbank offered rates of major banks for U.S. dollar deposits, or any successor or replacement page or pages on that service.

“Senior Stock” means any class or series of stock of the Corporation now existing or hereafter authorized which has preference or priority over the Series JJ Preferred Stock as to the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Series JJ Preferred Stock” shall have the meaning set forth in Section 1 hereof.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Three-Month LIBOR” shall have the meaning set forth in Section 4(a) hereof.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Section 4. Dividends.

(a) Rate. Holders of Series JJ Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of funds legally available for the payment of dividends, non-cumulative cash dividends based on the liquidation preference of $25,000 per share of Series JJ Preferred Stock, and no more, payable (x) for the Fixed Rate Period (as defined below), semi-annually in arrears on June 20 and December 20 of each year, beginning on December 20, 2019; provided, however, that if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (unless that day falls in the next calendar year, in which case payment of such dividend will occur on the immediately preceding Business Day), in each case, without any additional dividends accruing or other payment adjustment and the relevant Dividend Period will not be adjusted; and (y) for the Floating Rate Period (as defined below), quarterly in arrears on March 20, June 20, September 20 and December 20 of each year, beginning on September 20, 2024; provided, however, that if any such day is not a Business Day, then the next succeeding day that is a Business Day will be the Dividend Payment Date for the relevant Dividend Period (unless that day falls in the next calendar month, in which case the immediately preceding Business Day will be the Dividend Payment Date for the relevant Dividend Period), in each case, with dividends accruing to, but excluding, the actual payment date, and the relevant Dividend Period will be adjusted accordingly. Dividends on each share of Series JJ Preferred Stock will accrue on the liquidation preference of $25,000 per share at a rate per annum equal to (1) 5.125%, for each Dividend Period from, and including, the issue date to, but excluding, June 20, 2024 (the “Fixed Rate Period”), and (2) thereafter, Three-Month LIBOR (as defined below) (which rate is subject to replacement as described below) plus a spread of 3.292%, for each Dividend Period from, and including, June 20, 2024 (the “Floating Rate Period”). If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Three-Month LIBOR, then dividends on the Preferred Stock during the Floating Rate Period thereafter will be determined not by reference to Three-Month LIBOR but instead by reference to the Benchmark Replacement, and, in connection with the implementation of the applicable Benchmark Replacement, the Corporation or the Calculation Agent (after consultation with the Corporation) may from time to time, on or after the Benchmark Replacement Date, to make Benchmark Replacement Conforming Changes, and any such Benchmark Replacement Conforming Changes will be deemed incorporated herein by reference and supersede and supplement the provisions of this Section 4(a) to the extent applicable.

“Three-Month LIBOR” means, with respect to any Dividend Period in the Floating Rate Period, the London interbank offered rate for deposits in U.S. dollars for a three-month period commencing on the first day of that Dividend Period that appears on Reuters Screen Page “LIBOR01” at approximately 11:00 a.m. (London time) on the second London Banking Day immediately preceding the first day of that Dividend Period (the “Dividend Determination Date”). If no such offered rate appears on Reuters Screen Page “LIBOR01” on the relevant Dividend Determination Date at approximately 11:00 a.m., London time, then the Corporation will select and identify to the Calculation Agent four major banks in the London interbank market, and the Calculation Agent will request each such bank to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 commencing on the first day of the Dividend Period relating to such Dividend Determination Date are offered by it to prime banks in the London interbank market, at approximately 11:00 a.m. London time, on that Dividend Determination Date. If at least two quotations are provided, Three-Month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001%) of the quotations provided. If fewer than two quotations are provided, the Corporation will select and identify to the Calculation Agent three major banks in New York City, and the Calculation Agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the Dividend Determination Date for loans in U.S. dollars to leading European banks for a three-month period for the applicable Dividend Period in an amount of at least $1,000,000. If three quotations are provided, Three-Month LIBOR will be the arithmetic average of the quotations provided. Otherwise, Three-Month LIBOR for the applicable Dividend Period will be equal to Three-Month LIBOR in effect for the then-current Dividend Period or, in the case of the first Dividend Period during the Floating Rate Period, the most recent rate that could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

Notwithstanding the foregoing paragraph, if the Corporation or the Calculation Agent (after consultation with the Corporation) determines on or prior to the relevant Dividend Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of Three-Month LIBOR or the then-current Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Preferred Stock during the Floating Rate Period in respect of such determination on such date and all determinations on subsequent dates. In connection with the implementation of a Benchmark Replacement, the Corporation or the Calculation Agent (after consultation with the Corporation) may make Benchmark Replacement Conforming Changes from time to time. Any determination, decision or election that may be made by Corporation or the Calculation Agent (after consultation with the Corporation) pursuant to this paragraph (including Benchmark Replacement Conforming Changes) and definitions related thereto, and any decision to take or refrain from taking any action or any selection (i) will be conclusive and binding absent manifest error; (ii) if made by the

Corporation, will be made in the sole discretion of the Corporation; (iii) if made by the Calculation Agent, will be made after consultation with the Corporation, and the Calculation Agent will not make any such determination, decision or election to which the Corporation objects; and (iv) shall be deemed incorporated herein by reference and be part of the terms of the Series JJ Preferred Stock without consent from the holders of the Preferred Stock or any other party. Any determination, decision or election pursuant to the foregoing paragraphs not made by the Calculation Agent will be made by the Corporation on the basis as described above. In addition, the Corporation may designate an entity (which may be the Corporation’s affiliate) to make any determination, decision or election that the Corporation has the right to make in connection with the foregoing paragraphs. For so long as any share of the Series JJ Preferred Stock is outstanding, the Corporation will maintain a record of any Benchmark Replacement and Benchmark Replacement Conforming Changes, and will provide a copy of such record to holders of the Series JJ Preferred Stock upon written request to the Corporation.

The record date for payment of dividends on the Series JJ Preferred Stock shall be the first day of the calendar month in which the Dividend Payment Date falls or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 days nor less than 10 days prior to such Dividend Payment Date. For the Fixed Rate Period, the amount of dividends payable shall be computed on the basis of a 360-day year of twelve 30-day months. For the Floating Rate Period, the amount of dividends payable shall be computed on the basis of a 360-day year and the actual number of days elapsed in a Dividend Period. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward. The Calculation Agent’s establishment of Three-Month LIBOR or the Benchmark Replacement, as applicable, and calculation of the amount of dividends for each Dividend Period in the Floating Rate Period will be on file at the principal offices of the Corporation, will be made available to any holder of Series JJ Preferred Stock upon written request and will be final and binding in the absence of manifest error.

(b) Non-Cumulative Dividends. Dividends on shares of Series JJ Preferred Stock shall be non-cumulative. To the extent that any dividends on the shares of Series JJ Preferred Stock with respect to any Dividend Period are not declared and paid, in full or otherwise, on the Dividend Payment Date for such Dividend Period, then such unpaid dividends shall not cumulate and shall cease to accrue and be payable, and the Corporation shall have no obligation to pay, and the holders of Series JJ Preferred Stock shall have no right to receive, dividends accrued for such Dividend Period on or after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend Period with respect to Series JJ Preferred Stock, Parity Stock, Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series JJ Preferred Stock remains outstanding, (i) no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any Junior Stock, other than a dividend payable solely in shares of Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such Junior Stock by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series JJ Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, in each case, unless full dividends on all outstanding shares of Series JJ Preferred Stock for the immediately preceding Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. The foregoing limitations do not apply to purchases or acquisitions of the Corporation’s Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement

(including any employment, severance or consulting agreement) of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted. Subject to the succeeding sentence, for so long as any shares of Series JJ Preferred Stock remain outstanding, no dividends shall be declared and paid or set aside for payment on any Parity Stock for any period unless full dividends on all outstanding shares of Series JJ Preferred Stock for the immediately preceding Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof set aside. To the extent the Corporation declares dividends on the Series JJ Preferred Stock and on any Parity Stock but cannot make full payment of such declared dividends, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of Series JJ Preferred Stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation will allocate dividend payments based on the ratio between the then-current dividend payments due on the shares of Series JJ Preferred Stock and the aggregate of the current and accrued dividends due on the outstanding Parity Stock. No interest will be payable in respect of any dividend payment on shares of Series JJ Preferred Stock that may be in arrears. Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any Junior Stock from time to time out of any funds legally available therefor, and the shares of Series JJ Preferred Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series JJ Preferred Stock shall be entitled, out of assets legally available for distribution to stockholders of the Corporation, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series JJ Preferred Stock upon liquidation and the rights of the Corporation’s depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any dividends which have been declared but not yet paid, without accumulation of any undeclared dividends, to the date of liquidation. The holders of Series JJ Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any dividends which have been declared but not yet paid to all holders of Series JJ Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series JJ Preferred Stock and to the holders of all Parity Stock shall be pro rata in accordance with the respective aggregate liquidation preferences, plus any dividends which have been declared but not yet paid, of Series JJ Preferred Stock and all such Parity Stock.

(c) Residual Distributions. If the liquidation preference plus any dividends which have been declared but not yet paid has been paid in full to all holders of Series JJ Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors, may redeem out of funds legally available therefor, (i) in whole or in part, the shares of Series JJ Preferred Stock at the time outstanding, at any time on or after June 20, 2024 or (ii) in whole but not in part, at any time within 90 days after a Capital Treatment Event, in each case upon notice given as provided in Section 6(b) below. The redemption price for shares of Series JJ Preferred Stock redeemed pursuant to (i) or (ii) of the preceding sentence shall be $25,000 per share plus (except as otherwise provided below) dividends that have accrued but have not been paid for the then-current Dividend Period to but excluding the redemption date, without accumulation of any undeclared dividends. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4 above.

(b) Notice of Redemption. Notice of every redemption of shares of Series JJ Preferred Stock shall be mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation. Such mailing shall be at least 30 calendar days and not more than 60 calendar days before the date fixed for redemption. Any notice mailed as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series JJ Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series JJ Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series JJ Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date. Notwithstanding the foregoing, if the Series JJ Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series JJ Preferred Stock at the time outstanding, the shares of Series JJ Preferred Stock to be redeemed shall be selected either pro rata from the holders of record of Series JJ Preferred Stock in proportion to the number of Series JJ Preferred Stock held by such holders or by lot. Subject to the provisions of this Section 6, the Board of Directors or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series JJ Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors or any duly authorized committee of the Board of Directors (the “Depositary Company”) in trust for the pro rata benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the Corporation or such bank or trust company at any time after the redemption date from the funds so set aside or deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount set aside or deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights.

(a) General. The holders of Series JJ Preferred Stock shall not be entitled to vote on any matter except as set forth in paragraphs 7(b) and 7(c) below or as required by law.

(b) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series JJ Preferred Stock or any other class or series of preferred stock that ranks on parity with Series JJ Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(b)(i) have been conferred and are exercisable, have not been paid in an aggregate amount equal to, as to any class or series, the equivalent of at least three or more semi-annual or six or more quarterly Dividend Periods (whether consecutive or not), as applicable, the number of directors constituting the Board of Directors shall be increased by two, and the holders of the Series JJ Preferred Stock (together with holders of any class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the election of such directors must not cause the Corporation to violate the corporate governance requirements of the New York Stock Exchange (or other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors and further provided that the Board of Directors shall at no time include more than two such directors. Each such director elected by the holders of shares of Series JJ Preferred Stock and any other class or series of preferred stock that ranks on parity with Series JJ Preferred Stock as to payment of dividends having equivalent voting rights is a “Preferred Director.”

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of stockholders or any special meeting of the holders of Series JJ Preferred Stock and any other class or series of the Corporation’s stock that ranks on parity with Series JJ Preferred Stock as to payment of dividends and having equivalent voting rights and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(b)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series JJ Preferred Stock (addressed to the secretary at the Corporation’s principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), call a special meeting of the holders of Series JJ Preferred Stock and any other class or series of preferred stock that ranks on parity with Series JJ Preferred Stock as to payment of dividends and having equivalent voting rights and for which dividends have not been paid for the election of the two directors to be elected by them as provided in Section 7(b)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice of Special Meeting. Notice for a special meeting to elect the Preferred Directors will be given in a similar manner to that provided in the Corporation’s By-laws for a special meeting of the stockholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series JJ Preferred Stock may (at the Corporation’s expense) call such meeting, upon notice as provided in this Section 7(b)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation’s stockholders unless they have been previously terminated or removed pursuant to Section 7(b)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by the vote of the holders of the Series JJ Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the stockholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series JJ Preferred Stock and any other class or series of preferred stock that ranks on parity with Series JJ Preferred Stock as to payment of dividends, if any, for the equivalent of at least two semi-annual or four quarterly Dividend Periods, as applicable, then the right of the holders of Series JJ Preferred Stock to elect the Preferred Directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate, and the number of directors constituting the Board of Directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series JJ Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(b).

(c) Other Voting Rights. So long as any shares of the Series JJ Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 66 2⁄3% of the voting power of the Series JJ Preferred Stock and the holders of any other Parity Stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or at any meeting called for the purpose, authorize, create or issue any capital stock ranking senior to the Series JJ Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. Further, so long as any shares of the Series JJ Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least 66 2⁄3% of the shares of the Series JJ Preferred Stock, amend, alter or repeal any provision of this Certificate of Designations or the Certificate of Incorporation of the Corporation, including by merger, consolidation or otherwise, so as to adversely affect the powers, preferences or special rights of the Series JJ Preferred Stock.

Notwithstanding the foregoing, (i) any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on a parity with or junior to the shares of the Series JJ Preferred Stock as to dividends and distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to adversely affect such powers, preferences or special rights and (ii) a merger or consolidation of the Corporation with or into another entity in which the shares of the Series JJ Preferred Stock (A) remain outstanding or (B) are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have powers, preferences or special rights that are not materially less favorable than the Series JJ Preferred Stock shall not be deemed to adversely affect the powers, preferences or special rights of the Series JJ Preferred Stock.

(d) No Vote if Shares Redeemed. No vote or consent of the holders of the Series JJ Preferred Stock shall be required pursuant to Section 7(b) or 7(c) if, at or prior to the time when the act with respect to such vote or consent would otherwise be required shall be effected, the Corporation shall have redeemed or shall have called for redemption all outstanding shares of Series JJ Preferred Stock, with proper notice and sufficient funds having been set aside or deposited for such redemption, in each case pursuant to Section 6 above.

(e) Procedures for Voting and Consents. Other than as set forth in Section 7(b), the rules and procedures for calling and conducting any meeting of the holders of Series JJ Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation and By-laws of the Corporation and to applicable law.

Section 8. Preemption and Conversion. The holders of Series JJ Preferred Stock shall not have any rights of preemption or rights to convert such Series JJ Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the Certificate of Incorporation or this Certificate of Designations to the contrary, the Board of Directors or any authorized committee of the Board of Directors, without the vote of the holders of the Series JJ Preferred Stock, may authorize and issue additional shares of Junior Stock or Parity Stock.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series JJ Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors or any duly authorized committee of the Board of Directors may determine; provided, however, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series JJ Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series JJ Preferred Stock are not subject to the operation of a sinking fund.

IN WITNESS WHEREOF, Bank of America Corporation has caused this Certificate of Designations to be executed by its duly authorized officer on this 20th day of June, 2019.

BANK OF AMERICA CORPORATION

By:	/s/ Ross E. Jeffries, Jr.
	Name:	Ross E. Jeffries, Jr.
	Title:	Deputy General Counsel and Corporate Secretary

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